EXHIBIT 17.1
March 5, 2009
Mr. Thomas S. Wu
Chairman, President and Chief Executive Officer
UCBH Holdings, Inc.
Executive Offices
555 Montgomery Street, Mail Stop 888
San Francisco, CA 94111
Dear Tommy:
As you are aware, I have come out of retirement and am engaged actively in a new trading company. Due to time constraints, I will not be able to stand for re-election as a Director of UCBH Holdings, Inc. when my term expires on May 21, 2009.
It has been a highly rewarding experience over the past four years as a member of the Board of Directors.
Yours sincerely,
/s/ James L. Kwok
James L. Kwok